File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                              Form 40-F ☐.
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                              No ☑.
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

Announcement for the change of ticker symbol	1
Signatures	2

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688                              Fax: +886 3 563 2888
Nov. 14, 2006
Macronix Change NASDAQ Ticker Symbol to MXIC
Effective date November 14, 2006, Macronix International Co., Ltd (NASDAQ : MXICY) American Depositary Receipts (ADRs) will trade under the new ticker symbol MXIC”. The 10:1 ratio of Macronix Common share to ADRs will not be affected. Macronix’s CUSIP number (556103109) will remain the same.
The new ticker was adopted in response to updated NASDAQ new regulations. NASDAQ recently announced that by January, 2007 it will switch to a platform that handles symbols with up to four letters in order to enhance the resilience of the U.S. capital markets. This regulations follows a change initiated in 2005, when NASDAQ eliminated the requirement that each ADR companies must carry a “Y” at the end of its ticker symbol. Until now, Macronix has remained the same ticker symbol it has used since 1996 when the company first listed on NASDAQ.
About Macronix International Co., Ltd.
Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,560 people worldwide.
For more information, please visit the Company’s website at www.macronix.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: November 14, 2006	By: /s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center